AMEX Equity Integration

June 2008

Filed by NYSE Euronext

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Companies:

NYSE Euronext (Commission File No. 333-149480)

The Amex Membership Corporation

Disclaimer

IMPORTANT INFORMATION WITH RESPECT TO THE MERGER

In connection with the proposed acquisition by NYSE Euronext of The Amex Membership Corporation (“MC”), NYSE Euronext filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, containing a proxy statement/prospectus regarding the proposed transaction. The parties have filed and will file other relevant documents concerning the proposed transaction with the SEC. The SEC declared the Registration Statement on Form S-4 effective on May 8, 2008. MC MEMBERS ARE URGED TO
READ THE FINAL PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION, BECAUSE IT CONTAINS
IMPORTANT INFORMATION. MC members can obtain a free copy of the final proxy statement/prospectus, as well as other filings containing information about NYSE Euronext and Amex without charge, at the SEC’s website (http://www.sec.gov). Copies of the final proxy statement/ prospectus can also be obtained, without charge, by directing a request to the Office of the Corporate Secretary, NYSE
Euronext, 11 Wall Street, New York 10005, 212-656-2061 or to Amex, Attention: Office of Corporate Secretary, 86 Trinity Place, NY, NY
10006, 212-306-1408.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This document may contain forward-looking statements, including forward-looking statements within the meaning of the Private
Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements concerning NYSE
Euronext’s and Amex’s plans, objectives, expectations and intentions and other statements that are not historical or current facts.
Forward-looking statements are based on NYSE Euronext’s and Amex’s current expectations and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Factors that could cause NYSE Euronext’s and Amex’s results to differ materially from current expectations include, but are not limited to: NYSE Euronext’s and Amex’s ability to implement their respective strategic initiatives, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk and U.S. and global competition, and, in the case of NYSE Euronext, other factors detailed in NYSE Euronext’s reference document for 2006 (“document de référence”) filed with the French Autorité des Marchés
Financiers (Registered on June 6, 2007 under No. R.07-0089), 2007 Annual Report on Form 10-K, and other periodic reports filed with the U.S. Securities and Exchange Commission or the French Autorité des Marchés Financiers. In addition, these statements are based on a number of assumptions that are subject to change. Accordingly, actual results may be materially higher or lower than those projected. The inclusion of such projections herein should not be regarded as a representation by NYSE Euronext or Amex that the projections will prove to be correct. This document speaks only as of this date. NYSE Euronext and Amex disclaim any duty to update the information herein

Agenda

FINRA Membership

Qualifications

License Acquisition & Fees

Transaction & Equipment Fees

Technology Integration

Training

Facility/Broker Booth Setup

“Blueline” Trading

NYSE Arca Equity Trading Permits

FINRA Membership

             Disclaimer:  The regulatory information presented below is preliminary only, and subject to change.  Neither FINRA nor the SEC has approved the processes described below, which is a condition precedent to implementation.

All AMEX equities members will be required to become NYSE and
FINRA members

Non-FINRA members would be waived into FINRA membership
through a short-form waive-in process

Waive-in would give firms a limited form of FINRA membership that enables them to continue their core floor-based businesses

If a waived-in firm subsequently wants to expand beyond its floor-based business, it would need to go through FINRA’s Rule 1017 process.

If your firm is already a FINRA member, you don’t need to go through the waive-in process

Qualifications

Firms will be required to submit U-4 updates for all personnel
(NYSE will work with Firms to expedite) to reflect dual NYSE/Amex memberships

Members and staff will be fingerprinted in connection with the issuance of NYSE Euronext identification badges

Firms or individuals may be required to satisfy additional regulatory or legal requirements

License Acquisition

All AMEX Equity Brokers will be required to purchase a Trading
License at the then-current price of a NYSE trading license
(Current Price: $3,333/mo.)

Current transfer rules in place for NYSE Brokers to apply

Waive 10% premium for purchasing within a period after the
transition of Options trading

Submit Trading License application and names of transferring
Equity Brokers to Membership Services prior to transition date (will be requested shortly)

Supply list of all employees prior to transition (will be requested shortly)

Broker/Dealers interested in obtaining electronic memberships will need to follow the same process and will only be required to purchase one trading license in the name of the firm.

NYSE Transaction Fees

Equity Transactions – Rebate

Credit per Share – for executions of orders sent to the floor broker for representation on the
NYSE when adding liquidity to the NYSE Display Book system (including Percentage Orders)
equals $0.0004

Equity Transactions – No Charge

Equity per Share Charge - per transaction - when adding liquidity to the NYSE (off floor)

Agency cross trades (i.e., a trade where a Member Organization has customer orders to buy and sell an equivalent amount of the same security) of 10,000 shares or more

Non-electronic agency transactions of 10,000 shares or more between floor brokers in the crowd

At the opening or at the opening only orders

Equity Transactions – Charge

Routing Fee – per share (floor brokers) equals $0.0029

Routing Fee – per share (except floor brokers) equals $0.0030

Equity per Share Charge - per transaction (charged to both sides) equals $0.0004 – for all odd lot transactions (including the odd lot portions of partial round lots),

market at-the-close and limit at-the-close orders, and

non-electronic agency transactions of less than 10,000 shares between floor brokers in the crowd

Equity per Share Charge for all other transactions (i.e., when taking liquidity from the NYSE) -
per transaction equals $0.0008

Floor Broker Equipment Fees –
Schedule of Annual Charges, unless otherwise noted

Clerk Badge Fee

Annual Fee per Clerk……………………………………………………………………………...                       $1,000.00

Radio Paging Service

Base charge (unit and first channel).…………………………………………………………….                       $408.50

Each additional channel…………………………………………………………………………..                       139.75

Financial Vendor Services - Administrative Fee

Per ITPN User.……………………………………………………………………………………..                       $480.00*

Per Terminal for Non-ITPN Product……………………………………………………………..                       480.00

Member Telephone Service -  Toll call amount billed by Verizon plus a per call surcharge on

Toll calls $0.69 and below..…………………..…………………………………………………..                       $0.16

Toll calls greater than $0.69………………………………………………………………………                       0.26

Cellular Phones

Phone and Headset………………………………………………………………………………..                      No Charge

Ongoing Maintenance – per phone..…………………..………………………………………...                       $240.00

Booth Telephone System

Annual Telephone Line Charge…………………………………………………………………..                      $400.00 per phone number

Single line phone, jack, and data jack…………………………………………………………...                       129.00

Service Charges

Install single jack (voice or data).………………………………………………………………..                        $161.25

Relocate jack……………………………………………………………………………………….                       107.50

Remove jack………………………………………………………………………………………..                       53.75

Install voice or data line…………………………………………………………………………...                       107.50

Disconnect data line……………………………………………………………………………….                       53.75

Change phone line subscriber……………………………………………………………………                       53.75

Broker Subscriber Service

e-Broker Hand Held Device (annual charge per handheld device)…………………………..                       $5,000.00

*ITPN “User” is a member or person associated with a member,  who has been entitled to receive one or more third party market Data vendor service offerings via the Exchanges Integrated Program Network

Technology Integration

The ability to trade both NYSE and Amex equities from the NYSE Trading Floor.  Trades facilitated through the Display Book automatically comply with Reg NMS routing requirements

Broker Booth Support System (BBSS) – a booth terminal

Ability to receive orders from outside customers and local order entry

Ability to send orders to e-Broker or the Post

Messaging capabilities (market looks) between upstairs and e-Broker, with archiving solution available

Three day online history of Trading activity and available after-hours logs

Orders entered in BBSS guarantee full FESC compliance (Rule 123e)

Available direct submission to comparison systems

NYSE e-Broker – a wireless hand held device that allows brokers to:

Receive orders from BBSS and systemically route orders to the Post (as DOT orders, e-Quotes or CAPs)

Receive and respond to market looks, with archiving solution available

Trade verbally in the crowd

Receive real time market data, OpenBook data and Broker Volume

Available afterhours logs

Future enhancements to connect to an external algorithm with several trading strategies

Your Firm Must:

Establish clearing arrangements with an approved clearing firm

Fulfill all necessary training and membership certifications

Adopt written policies and procedures reasonably designed to properly surveil trading activity and maintain proper books and records.

Transferring Equity Brokers will be given the same technology and trading capabilities as the NYSE Equity Brokers.  The complete NYSE broker system package offers:

Training/Examinations

AMEX will adopt a version of the NYSE equities rules

All equities brokers and clerks will have to complete regulatory training on new AMEX equities rules:

New Member Orientation         Beginning last week of June

Beginner Trading Assistant   Beginning mid to late June

All AMEX equities brokers and clerks will have hands-on training on:

BBSS                     Starting end of June and continue throughout July

e-Broker           Starting end of June and continue throughout July

Mock Trading                          Starting early July and continue until early August

All AMEX equities license holders would have to complete annual
Floor Member Continuing Education Program (to be administered by NYSE)

Facility / Broker Booth Setup

AMEX Brokers must contact Floor Facilities and Broker Services to set up their NYSE Trading Floor Operation

All Necessary support groups required to walk firms through this process are accessible on the 20th floor of 11 Wall Street

Firms will be allocated booth space based on staffing and equipment requirements

Firms will select and contract directly with a financial market data provider
(Reuters Thomson, Track Data)

Firms will select and contract directly with a telephone turret provider (BT or IPC)

Note – NYSE is working with BT to migrate existing telephone circuits from 86 Trinity to
11 Wall Street.

Firms can contract for “Exchange authorized” Verizon Wireless cellular phones
(with 4-digit broker to booth dialing). Calling plans to fit various calling patterns are available.

Floor Facilities will then work with the firm to configure the booth space(s)
to the firms specification.

“Blueline” Trading

NYSE rules do not permit trading in away markets while in the
Crowd on the Exchange Floor

Blueline trading refers to operating an on-Floor booth premise as an
“upstairs” location

Permits member organizations approved by NYSE Regulation to
trade in away markets both in listed and non-listed securities

Cannot be for member organization’s own account

Must meet relevant registration and qualification requirements,
e.g., NYSE Arca ETP to trade ETFs

Must comply with relevant order entry requirements

Adopt written procedures and guidelines governing the conduct of such a business

Information Memo 07-77

NYSE Arca Equity Trading Permit (ETP)

Broker/Dealers interested in becoming members of NYSE Arca
must complete the Equity Trading Permit Applications and
Agreements to trade on NYSE Arca and become an ETP holder

Review and approval process for an ETP application can take
between 10-12 weeks

All Exchange Traded Funds (ETFs) are moving to NYSE Arca.  In order to trade ETFs, your firm mustbe an NYSE Arca ETP holder

Fees: $55 per Registered Representative per year, billed annually in December thru WebCRD

If NYSE Arca is the DEA, there is a $2,000 monthly DEA fee

ETP applications and information are available online at
http://www.nyse.com/etpmembership

Submit completed ETP application and requested information to
Client Relationship Services at 1.888.689.7739 (option #3) or
crs@nyx.com

KEY CONTACTS

hweber@nyx.com

212-656-5157

Harry Weber

MD, Trading Services/Telecommunications

Trading Floor Booth
Set-up and
Telecommunications

cfredrickson@nyx.com

212-656-5390

Camille Fredrickson

Director, Specialist & Broker Training

Specialist & Broker
Training

crs@nyx.com

1.888.689.7739 (option 3)

Client Relationship Services

NYSE & NYSE Arca
Membership

rairo@nyx.com

212-656-5663

Robert Airo

VP, Trading Floor Operations

Operations

mpaulyson@nyx.com

212-656-2721

Michael Paulyson

MD, Implementation Planning

Technology

emcelduff@nyx.com

212-656-8499

Eileen McElduff

Director, Membership Services

NYSE Trading Licenses

csaperstein@nyx.com

212-656-2355

Clare Saperstein

Director, NYSE Regulation

Membership Regulation

mrutigliano@nyx.com

212-656-4679

Michael Rutigliano

VP, Market Development

General Inquiries